

05040169

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

VF 4-28-05

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-49638

REPORT FOR THE PERIOD BEGINNING 1/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ABD Financial Services, Inc

Official Use Only

FIRM ID. NO.



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 0 5 2005
BRANCH OF REGISTRATIONS
AND
07 EXAMINATIONS

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

305 Walnut Street

(No. and Street)

Redwood City | CA | 94063

(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael McCloskey (650) 839-6210

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION



PROCESSED
MAY 0 5 2005
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

333 Market Street | San Francisco | CA

(ADDRESS) Number and Street | City | State | Zip Code

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Darryl Marks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ABD Financial Services, Inc, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.





Notary Public


CARMEN MICHAUD
Commission # 1479260
Notary Public - California
Los Angeles County
My Comm. Expires Mar 28, 2008

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Operations
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Los Angeles } ss.

On April 1 2005 before me, Carmen Michaud,
Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared Darryl Marks,
Name(s) of Signer(s)

☒ personally known to me
☐ proved to me on the basis of satisfactory evidence



CARMEN MICHAUD
Commission # 1479260
Notary Public - California
Los Angeles County
My Comm. Expires Mar 28, 2008

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Carmen Michaud
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ____________________

Document Date: ____________________ Number of Pages: __________

Signer(s) Other Than Named Above: ____________________

Capacity(ies) Claimed by Signer

Signer's Name: ____________________

- ☐ Individual
- ☐ Corporate Officer — Title(s): ____________________
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney-in-Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ____________________

Signer Is Representing: ____________________



RIGHT THUMBPRINT OF SIGNER
Top of thumb here

ABD Financial Services, Inc.
(a wholly owned subsidiary of ABD Insurance and Financial Services, Inc.)
Contents
December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Auditors

To the Board of Directors and Shareholder of
ABD Financial Services, Inc. (a wholly owned
Subsidiary of ABD Insurance and
Financial Services, Inc.)

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in shareholder's equity and cash flows present fairly, in all material respects, the financial position of ABD Financial Services, Inc., (a wholly owned Subsidiary of ABD Insurance and Financial Services, Inc.), (the "Company") at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2005

ABD Financial Services, Inc.
(a wholly owned subsidiary of ABD Insurance and Financial Services, Inc.)
Statement of Financial Condition
December 31, 2004

Assets	
Cash and cash equivalents	$ 309,750
Certificate of deposit	300,000
Commissions receivable	211,037
Due from employee	4,496
Accounts receivable - fees	7,055
Interest receivable	2,459
Fixed assets, net of accumulated depreciation	8,335
NASD warrants	3,300
Other assets	8,769
Total assets	$ 855,201
Liabilities and Shareholder's Equity	
Liabilities	
Payable to Parent	$ 161,290
Accrued payables	140,806
Producer commission payable	41,337
Total liabilities	343,433
Commitments and contingent liabilities (Note 7)	
Shareholder's equity	
Common stock, $.01 par value, 1,000 shares authorized, 100 shares issued and outstanding	1
Paid-in capital	171,844
Retained earnings	339,923
Total shareholder's equity	511,768
Total liabilities and shareholder's equity	$ 855,201

The accompanying notes are an integral part of these financial statements.

ABD Financial Services, Inc.

(a wholly owned subsidiary of ABD Insurance and Financial Services, Inc.)

Statement of Operations

For the year ended December 31, 2004

Revenues	
Commissions and fees	$ 2,470,405
Interest income	2,459
Other	61,000
Total revenues	2,533,864
Expenses	
Employee compensation and benefits	1,274,569
Parent company allocated charges	333,139
Professional fees	133,443
Occupancy	129,094
Travel, entertainment and auto	60,892
Telephone, postage and supplies	51,036
Insurance	29,912
Dues, subscriptions, contributions, licenses	19,183
Advertising and promotion	14,880
Recruiting	10,018
Depreciation	3,534
Other expenses	30,582
Total expenses	2,090,282
Net income before income taxes	443,582
Income tax expense	180,760
Net income	$ 262,822

The accompanying notes are an integral part of these financial statements.

ABD Financial Services, Inc.
(a wholly owned subsidiary of ABD Insurance and Financial Services, Inc.)
Statement of Changes in Shareholder's Equity
For the year ended December 31, 2004

	Common Stock		Paid-in	Surplus/	
	Shares	Amount	Capital	Deficit	Total
Balance at January 1, 2004	100	$ 1	$ 171,844	$ 77,101	$ 248,946
Net income	-	-	-	262,822	262,822
Capital contributions	-	-	-	-	-
Balance at December 31, 2004	100	$ 1	$ 171,844	$ 339,923	$ 511,768

The accompanying notes are an integral part of these financial statements.

ABD Financial Services, Inc.
(a wholly owned subsidiary of ABD Insurance and Financial Services, Inc.)
Statement of Cash Flows
For the year ended December 31, 2004

Cash flows from operating activities		
Net income	$	262,822
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		3,534
Changes in operating assets and liabilities		
Decrease in accounts receivable		11,695
Increase in commissions receivable		(37,231)
Increase in interest receivable		(2,459)
Increase in producer commission payable		24,872
Decrease in other assets		(7,430)
Decrease in due from employee		31,009
Decrease in payable to Parent		(77,289)
Increase in other liabilities		52,410
Net cash provided by operating activities		261,933
Cash flows from investing activities		
Purchase of property, plant and equipment		(3,711)
Purchase of certificate of deposit		(300,000)
Net cash used in investing activities		(303,711)
Cash flows from financing activities		
Capital contribution from parent		-
Net cash provided by financing activities		-
Net increase in cash and cash equivalents		(41,778)
Cash and cash equivalents, beginning of period		351,528
Cash and cash equivalents, end of period	$	309,750
Supplemental disclosures of cash flow information		
Cash paid during the period for interest	$	-
Cash paid during the period for income taxes		248,534

The accompanying notes are an integral part of these financial statements.

1. Organization of the Company

ABD Financial Services, Inc. (the "Company") is a Colorado corporation. The Company is wholly-owned by ABD Insurance and Financial Services, Inc. ("Parent") which is wholly owned by Greater Bay Bancorp ("GBB"). The company is a registered broker-dealer with the United States Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company acts as a retirement consultant for corporate 401(k) plans.

2. Summary of Significant Accounting Policies

Generally Accepted Accounting Policies

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Financial Instruments

The carrying amounts of other financial instruments recorded in the statement of financial condition (which include cash, certificate of deposit, receivables and payables) approximate fair value at December 31, 2004. Marketable securities are valued at quoted market prices, and securities not readily marketable are valued at fair value as determined by management. The Company does not enter into forwards, swaps, futures or other derivative product transactions.

Revenue Recognition/Commissions and Fees Receivable

Commissions and related clearing expenses are recorded as earned.

Producer Commission

Producer commission payables are recorded when commissions receivable are earned.

Fixed Assets

Fixed assets represents equipment (which includes computer hardware, software, and other equipment) which are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives (3 to 7 years) of the respective assets.

Income Taxes

The Company is included in the consolidated federal and state income tax return filed by GBB. Federal and state income taxes are calculated as if the companies filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from GBB through the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date

of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Although the Company is incorporated in the State of Colorado, there is no Colorado state income tax liability as all the corporate revenue is earned in the state of California and subject to California taxable income. For California state income tax purposes, taxable income is taxed at 8.84% with an $800 minimum tax.

3. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate in indebtedness, as defined. SEC Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $429,972 which was $407,077 in excess of its required net capital of $22,895. The Company's ratio of aggregate indebtedness to net capital was 0.8 to 1.

4. Related Party Transactions

The Parent provides various business services to the Company including the use of office space, supplies, equipment, management time, etc. The Parent allocates common expenses to the Company based on Revenues or Headcount, as appropriate, in a manner consistent with all operating units of the Parent. Accordingly, the Parent allocated to the Company $333,139 in parent company allocated charges and $199,313 in occupancy, telephone, postage, supplies and computer network expenses for the year ended December 31, 2004.

5. Risks and Uncertainties

The Company is engaged in brokerage activities with counterparties which primarily consist of corporations, banks and financial institutions. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

6. Fixed Assets

Fixed assets consist of the following at December 31, 2004:

Furniture and fixtures	$	4,475
Equipment		4,488
Computer equipment		3,151
Accumulated depreciation		(3,779)
Fixed assets, net	$	8,335

7. Commitments and Contingencies

In the ordinary course of business there are various assertions, claims and legal proceedings incidental to the securities business. Management after consultation with legal counsel believes that the resolution of these proceedings will not result in a material adverse effect on the financial position or results of operations of the Company.

8. Income Taxes

The Company is included in the consolidated federal and state return filed by GBB. Federal and state income taxes are calculated as if the Company filed a separate federal and state income tax return.

The current portion of the income tax expense included in the statement of operations as determined in accordance with FASB Statement No. 109, *Accounting for Income Taxes*, is as follows:

	Current
Federal	$ 141,547
State	39,213
	$ 180,760

The Company has no items which give rise to temporary differences.

A reconciliation from the statutory income tax rate to the Company's effective income tax rate for the twelve months ended December 31, 2004 is shown as follows:

Statutory federal tax rate	35.00%
California franchise tax expenses, net of federal benefit	5.75%
Effective income tax rate	40.75%

Supplemental Schedules

ABD Financial Services, Inc.

(a wholly owned subsidiary of ABD Insurance and Financial Services, Inc.)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2004 **Schedule I**

Net capital	
Shareholders' equity (from statement of financial condition)	$ 511,768
Less non-allowable assets	
Fixed assets	8,335
Accounts receivable - fees	7,055
Commissions receivable	46,257
Interest receivable	2,459
Due from employee	4,496
NASD warrants	3,300
Other assets	8,769
Total non-allowable assets	80,671
Hair cut on securities	(1,125)
Net capital	$ 429,972
Aggregate indebtedness	
Total liabilities (from statement of financial condition)	$ 343,433
Computation of net capital requirements:	
Net capital requirements (6.66% of aggregate indebtedness)	$ 22,895 (A)
Minimum dollar net capital requirement	$ 5,000 (B)
Net capital requirement (greater of (A) or (B))	$ 22,895
Excess net capital (net capital, less net capital requirement)	$ 407,077
Ratio: Aggregate indebtedness to net capital	0.80

There are no material differences between the above computation of Net Capital under Rule 15c3-1 and that filed with the Company's unaudited December 31, 2004 FOCUS Report, as amended.

ABD Financial Services, Inc.

(a wholly owned subsidiary of ABD Insurance and Financial Services, Inc.)

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2004 **Schedule II**

The Company has complied with the exemptive provisions of SEC Rule 15c3-3 under subparagraph (k)(1).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Auditors on
Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Shareholder of
ABD Financial Services, Inc. (a wholly owned
Subsidiary of ABD Insurance and
Financial Services, Inc.)

In planning and performing our audit of the financial statements and supplemental schedules of ABD Financial Services, Inc., (a wholly owned Subsidiary of ABD Insurance and Financial Services, Inc.), (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the internal control over financial reporting and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2004 and this report does not affect our report thereon dated February 28, 2004. The material weakness reported to management relates to a deficiency around the financial reporting process and specifically in the design of controls around revenue recognition and determination of income tax expense to ensure that revenue is recorded in the period earned and income tax expense is recorded at the appropriate statutory tax rates. Management has recorded the necessary adjustments to ensure the financial statements are fairly stated in accordance with generally accepted accounting principles. Management will perform a review of its controls around the financial reporting process and strengthen controls around revenue recognition and income taxes.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Board of Directors, the Shareholder, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2005